UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   August 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Interim Results - 05 August 2005


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 05 2005                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: August 05 2005                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary




                               Barclays Bank PLC
                     Interim Results Announcement June 2005


Barclays Bank PLC
5th August 2005


                               BARCLAYS BANK PLC

         BARCLAYS BANK PLC IS A WHOLLY OWNED SUBSIDIARY OF BARCLAYS PLC

The Directors report the following results of Barclays Bank PLC for the half-year ended 30th June 2005:


                   CONSOLIDATED INCOME STATEMENT (UNAUDITED)

                                                  Half-year ended
                                      30.06.05     31.12.04           30.06.04
                                          GBPm         GBPm               GBPm
Continuing operations
Interest income                          7,648        7,315              6,565
Interest expense                        (3,948)      (3,815)            (3,232)
                                        --------     --------           --------
Net interest income                      3,700        3,500              3,333
                                        --------     --------           --------
Fee and commission income                2,872        2,861              2,648
Fee and commission expense                (332)        (329)              (333)
                                        --------     --------           --------
Net fee and commission income            2,540        2,532              2,315
                                        --------     --------           --------
Net trading income                       1,176          684                803
Net investment income                      373          714                313
                                        --------     --------           --------
Principal transactions                   1,549        1,398              1,116
Net premiums from insurance contracts      371          506                536
Other operating income                      49           84                 56
                                        --------     --------           --------
Total operating income                   8,209        8,020              7,356
Net claims and benefits on insurance
contracts                                 (287)        (870)              (389)
                                        --------     --------           --------
Total income, net of insurance claims    7,922        7,150              6,967
Impairment loss on loans and advances
and other credit risk provisions          (706)        (504)              (589)
                                        --------     --------           --------
Net operating income                     7,216        6,646              6,378
Operating expenses                      (4,542)      (4,562)            (3,974)
Share of results of associates and
joint ventures                              16           42                 14
Profit on disposal of associates and
joint ventures                               -            -                 45
                                        --------     --------           --------
Profit before tax                        2,690        2,126              2,463
Tax                                       (715)        (634)              (645)
                                        --------     --------           --------
Profit for the year                      1,975        1,492              1,818
                                        --------     --------           --------

Profit attributable to minority
interests                                   29           27                 20
Profit attributable to shareholders      1,946        1,465              1,798
                                        --------     --------           --------
                                         1,975        1,492              1,818
                                        --------     --------           --------


                               BARCLAYS BANK PLC

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                    As at
                               30.06.05     01.01.05     31.12.04     30.06.04
                                   GBPm         GBPm         GBPm         GBPm
Assets
Cash and balances at
central banks                     4,106        3,238        1,753        1,829
Items in the course of
collection from
other
banks                             2,208        1,772        1,772        2,527
Treasury bills and other
eligible bills                                              6,658        6,547
Trading portfolio assets        134,235      110,033
Non-trading financial
instruments fair
valued through profit and
loss:
- held on own account             9,747        9,799
- held in respect of
linked liabilities to
customers under
investment contracts             69,792       63,124
Derivative financial
instruments                     133,932       94,211
Loans and advances to
banks                            35,225       25,728       80,632       83,034
Loans and advances to
customers                       237,123      207,259      262,409      252,053
Debt securities                                           130,464      119,942
Equity shares                                              11,410        8,612
Available for sale
financial investments            61,382       48,216
Reverse repurchase
agreements and cash
collateral on securities
borrowed                        149,400      139,574
Other assets                      3,491        3,647       25,915       21,344
Insurance assets,
including unit-linked
assets                              107          109        8,576        8,165
Investments in associates
and joint ventures                  438          429          429          442
Goodwill                          4,590        4,518        4,518        4,398
Intangible assets                   120          139          139           62
Property, plant and
equipment                         2,407        2,282        2,282        2,108
Deferred tax assets               2,059        1,641        1,388        1,383
                                 --------     --------     --------     --------
Total assets                    850,362      715,719      538,345      512,446
                                 --------     --------     --------     --------


                               BARCLAYS BANK PLC

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                    As at
                               30.06.05     01.01.05     31.12.04     30.06.04
                                   GBPm         GBPm         GBPm         GBPm
Liabilities
Deposits from banks              84,538       74,735      111,024      115,836
Items in the course of
collection due to
other
banks                             2,809        1,205        1,205        1,442
Customer accounts               217,715      194,478      217,492      206,170
Trading portfolio
liabilities                      65,598       59,114
Non-trading financial
instruments fair value through
profit and loss:
- Held on own account             8,231        5,320
Liabilities to customers
under
investment
contracts                        71,608       64,609
Derivative financial
instruments                     132,784       94,429
Debt securities in issue         93,328       76,154       83,842       69,431
Repurchase agreements and
cash
collateral on
securities lent                 122,076       98,582
Other liabilities                 9,649        9,869       82,936       79,546
Current tax liabilities             786          621          621          697
Insurance contract
liabilities, including
unit-linked liabilities           3,589        3,596        8,377        7,944
Subordinated liabilities:
- Undated loan capital -
non convertible                   4,366        4,208        6,149        6,233
- Dated loan capital -
convertible to preference
shares                               13           15           15           15
- Dated loan capital -
non convertible                   6,930        6,383        6,113        6,220
Deferred tax liabilities          1,891        1,397        1,362        1,284
Other provisions for
liabilities                         386          403          416          329
Retirement benefit
liabilities                       2,041        1,865        1,865        2,028
                                 --------      -------     --------     --------
Total liabilities               828,338      696,983      521,417      497,175
                                 --------      -------     --------     --------

Shareholders' equity
Called up share capital           2,341        2,316        2,316        2,304
Share premium account             8,786        6,531        6,531        5,763
Available for sale
reserve                             374          314
Cash flow hedging reserve           328          302
Other shareholders' funds         2,551        2,494
Translation reserve                 (35)         (58)         (58)         (43)
Retained earnings                 7,479        6,691        7,933        7,069
                                 --------      -------     --------     --------
Shareholders' equity
excluding
minority
interests                        21,824       18,590       16,722       15,093
Minority interests                  200          146          206          178
                                 --------      -------     --------     --------
Total shareholders'
equity                           22,024       18,736       16,928       15,271
                                 --------      -------     --------     --------
                                 --------      -------     --------     --------
Total liabilities and
shareholders' equity            850,362      715,719      538,345      512,446
                                 --------      -------     --------     --------




                               BARCLAYS BANK PLC

      CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)


                                                   Half-year ended
                                         30.06.05      31.12.04      30.06.04
                                             GBPm          GBPm          GBPm
Available for sale reserve:
Net gains from changes in fair value          112
Amount transferred to profit on
disposal                                      (26)

Cash flow hedging reserve:
Gains from changes in fair value               16
Amount transferred to profit                   12

Share of changes in associates equity         (28)          (17)            -

Currency translation differences
arising during the year                        23           (15)          (43)
Tax                                          (118)            -             -
Other                                          38            16            11
Profit for the period                       1,946         1,465         1,798
                                          ---------     ---------     ---------
Total recognised income and expense for
the period                                  1,975         1,449         1,766
                                          ---------     ---------     ---------

Attributable to:
Equity holders of the parent                1,950         1,422         1,746
Minority interest                              25            27            20
                                          ---------     ---------     ---------
                                            1,975         1,449         1,766
                                          ---------     ---------     ---------


                               BARCLAYS BANK PLC

                  CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

                                                  Half-year ended
                                        30.06.051      31.12.04      30.06.04
                                             GBPm          GBPm          GBPm
Net cash inflow from operating
activities                                 17,636         2,293         2,911
Net cash outflow from investing
activities                                (11,514)       (2,702)       (4,296)
Net cash inflow from financing
activities                                  2,594         1,095         1,832
Effect of exchange rate changes on
cash and cash equivalents                    (539)         (165)         (305)
                                           --------      --------      --------
Net increase in cash and cash
equivalents                                 8,177           521           142
Cash and cash equivalents at beginning
of period                                  21,603        13,996        13,854
                                           --------      --------      --------
Cash and cash equivalents at end of
period                                     29,780        14,517        13,996
                                           --------      --------      --------




1 The opening cash equivalents balance includes the impacts of adopting IAS 32 and IAS 39 and IFRS 4, which have not been applied to 2004 comparatives, in accordance with IFRS 1.


                               BARCLAYS BANK PLC

                                     NOTES

1. Basis of preparation

The Group will adopt the requirements of International Financial Reporting Standards (collectively IFRS) for the first time for the purpose of preparing financial statements for the year ending 31st December 2005. Restated 2004 comparatives, 2005 opening balance sheets and the reconciliations required by IFRS 1 will be provided in the full year Results Announcement 2005. The Group has applied IFRS from 1st January 2004, with the exception of the standards relating to financial instruments and insurance contracts, which are applied only with effect from 1st January 2005. The impacts of adopting IAS 32, IAS 39 and IFRS 4 are not included in the 2004 comparatives in accordance with IFRS 1 and financial instruments and insurance contracts are accounted for in accordance with UK GAAP in 2004. Therefore, the results for 2005 are not entirely comparable to those for 2004 in affected areas.

2. Authorised share capital

Ordinary shares

The authorised ordinary share capital of Barclays Bank PLC at 30th June 2005 was 3,000 million (31st December 2004: 3,000 million) ordinary shares of GBP1 each.



Preference shares                              30.06.05   31.12.04   30.06.04
                                                   '000       '000       '000
Authorised share capital - shares of GBP1 each          1          1          -
Authorised share capital - shares of GBP100
each                                                400          -          -
Authorised share capital - shares of
U.S.$0.01 each1                                       -    150,000    150,000
Authorised share capital - shares of
U.S.$0.25 each1                                  80,000          -          -
Authorised share capital - shares of U.S.$100
each                                                400          -          -
Authorised share capital - shares of EUR100
each                                                400        400          -


3. Issued share capital

Ordinary shares

The issued ordinary share capital of Barclays Bank PLC at 30th June 2005 comprised 2,311 million (31st December 2004: 2,309 million) ordinary shares of GBP1 each.

The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC.



Preference shares                               30.06.05   31.12.04   30.06.04
                                                    '000       '000       '000
Issued and fully paid shares of GBP1 each              1          1          -
Issued and fully paid shares of GBP100 each           75          -          -
Issued and fully paid shares of U.S.$0.01              -          -          -
each
Issued and fully paid shares of U.S.$0.25              -          -          -
each
Issued and fully paid shares of U.S.$100 each        100          -          -
Issued and fully paid shares of EUR100 each          240        100          -



4. Staff numbers

On a full time equivalent basis the total permanent and contract staff at 30th June 2005 was 78,800 (31st December 2004: 78,400). Additionally temporary and agency staff totalled 4,300 (31st December 2004: 4,300).


1 On 1st June 2005, Barclays Bank PLC consolidated the 150,000,000 preference shares of $0.01 into 6,000,000 preference shares of $0.25 each, and authorised a further 74,000,000 of such shares.